Exhibit 99.87

First Phosphate Closes Final Tranche of Oversubscribed Private Placement

Saguenay-Lac-Saint-Jean, Québec--(Newsfile Corp. - July 13, 2026) - First Phosphate Corp.(CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that, on July 10, 2026, it closed the final tranche of its non-brokered private placement financing (the “Offering”), as further described in the Company’s news releases dated May 28, 2026 and June 15, 2026.

In aggregate, under the two tranches of the Offering, the Company has raised gross proceeds of $17,698,290 through the issuance of 7,238,070 Flow-Through Shares for gross proceeds of $14,476,140, and through the issuance of 1,611,075 Hard Dollar Units for gross proceeds of $3,222,150.

Under this tranche of the financing, the Company raised a total of $2,277,650 through the issuance of 960,500 Flow-Through Shares for gross proceeds of $1,921,000 and 178,325 Hard Dollar Units, comprised of 178,325 Common Shares and 178,325 Warrants, for gross proceeds of $356,650.

Together with this Offering, and since June 2022, the Company has raised approximately $80.2 million in 11 management-led non-brokered private-placement financings and from funds received from option and warrant exercise.

In connection with the current tranche of the Offering, the Company paid $12,000 in cash finder’s fees, issued 8,040 compensation Common Shares at a deemed price of $2.00 per common share (each a “Compensation Share”), and issued 14,040 Compensation Warrants. In aggregate between the two tranches, the Company paid $168,880 in cash finder’s fees, issued 330,960 Compensation Shares and issued 424,400 Compensation Warrants. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated May 28, 2026. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated May 28, 2026. The Company may close another tranche of the Offering at its discretion subject to the Policies of the Canadian Securities Exchange.

Board Appointment

The Company is pleased to announce the return of Peter Kent to its board of directors effective July 10, 2026. Mr. Kent has been instrumental in the development of the Company having previously served as President, as a director and as an advisor to the Company. All existing directors will also remain on the Board.

Audit Committee Changes

The Company has restructured its Audit Committee in connection with Mr. Kent’s appointment to the Board with Mr. Kent replacing John Passalacqua on the Audit Committee. The Audit Committee now consists of Laurence W. Zeifman (chair), Peter J. F. Nicholson, and Mr. Kent.

RSU and Option Grant

Mr. Kent has been granted: (i) 51,134 restricted share units with 11,134 vesting on August 31, 2026 and 40,000 vesting on February 28, 2027; and (ii) 300,000 incentive stock options with each option exercisable for one common share of the Company at $2.00 until December 29, 2028. The options shall vest in four tranches with 25% vesting on each of January 10, 2027, July 10, 2027, January 10, 2028 and July 10, 2028.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information

Bennett Kurtz

CFO, CAO

Tel : +1 (416) 200-0657

Investor Relations: https://firstphosphate.com/investors

General Inquiries: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of further tranches of the Offering, the intended use of proceeds of the Offering, the availability of tax credits, and regulatory approval including the approval of the Canadian Securities Exchange (the “CSE”). Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of newinformation, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO THE UNITED STATES

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